May 21, 2019

Edward M. Karr
Chief Executive Officer
U.S. Gold Corp.
1910 Idaho Street, Suite 102 - Box 604
Elko, NV 89801

       Re: U.S. Gold Corp.
           Form 10-K for Fiscal Year Ended April 30, 2018
           Filed July 30, 2018
           File No. 001-08266

Dear Mr. Karr:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining